TransAlta Corporation and TransAlta Renewables Inc. Announce Exercise of Over-Allotment Option related to Initial Public Offering of TransAlta Renewables Inc.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

CALGARY, Alberta (August 29, 2013) – TransAlta Corporation (“TransAlta” or the “Company”) (TSX: TA; NYSE: TAC) and TransAlta Renewables Inc. (“Renewables”) (TSX: RNW) announced today that in connection with Renewables’ initial public offering of common shares (the “Common Shares”) that closed on August 9, 2013, the underwriters exercised their over-allotment option in part to purchase an additional 2.1 million Common Shares at the offering price of $10.00 per Common Share for gross proceeds of $21.0 million.

Renewables has used the net proceeds received from the partial exercise of the over-allotment option to repay a portion of the amount outstanding under the acquisition note issued in favour of TransAlta in partial payment of the acquisition by Renewables of 28 contracted wind and hydroelectric power generation assets from TransAlta on August 9, 2013. The remaining principal amount of $9.0 million outstanding under the acquisition note after such payment has been converted into 0.9 million Common Shares on the basis of one Common Share for each $10.00 owing to TransAlta under the acquisition note.

The initial public offering, including the Common Shares issued pursuant to the exercise of the over-allotment option, has resulted in an aggregate of 22.1 million Common Shares being issued for gross proceeds to Renewables of $221.0 million. TransAlta, directly and indirectly, holds 92.6 million Common Shares, representing approximately 80.7% of the Common Shares in Renewables.

The Common Shares were offered through a syndicate of underwriters, led by CIBC World Markets Inc. and RBC Dominion Securities Inc. and including Scotia Capital Inc., TD Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., HSBC Securities (Canada) Inc., Merrill Lynch Canada Inc., Canaccord Genuity Corp. and Desjardins Securities Inc.

The shares of Renewables have not been, nor will they be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or delivered, directly or indirectly, in the United States or to, or for the account or benefit of, ''U.S. persons'' (as defined in Regulation S under the United States Securities Act of 1933, as amended) except pursuant to certain exemptions. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Renewables’ shares in the United States or to, or for the account or benefit of, U.S. persons.

Forward-Looking Statements

This news release contains forward-looking statements about TransAlta’s and Renewables' objectives, plans, goals, intentions, strategies, prospects and opportunities. Forward-looking statements in this news release include statements relating to the use of net proceeds from the partial exercise of the over-allotment option and the objectives and strategies of Renewables. These forward-looking statements are not historical facts but reflect TransAlta’s current expectations concerning future plans, actions and results.  These statements are subject to a number of risks and uncertainties that could cause actual plans, actions and results to differ materially from current expectations including, but not limited to, changes in economic and market conditions, and other risks and uncertainties discussed in TransAlta’s and Renewables’ materials filed with the Canadian securities regulatory authorities from time to time and as also set forth in the final prospectus of TransAlta Renewables. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s and Renewables’ expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

About TransAlta Corporation

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate geothermal, wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Jantzi-Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good. TransAlta is Canada’s largest investor-owned renewable energy provider.

About TransAlta Renewables Inc.

TransAlta Renewables Inc. owns a portfolio of renewable power generation facilities. Renewables’ objective is to (i) create stable, consistent returns for investors through the ownership of contracted renewable power generation assets that provide stable cash flow through long-term power purchase agreements with creditworthy counterparties, including TransAlta; (ii) pursue and capitalize on strategic growth opportunities in the renewable power generation sector; and (iii) pay out a portion of cash available for distribution to the shareholders of Renewables on a monthly basis. TransAlta Renewables has acquired 28 wind and hydroelectric power generation facilities, having an aggregate installed generating capacity of 1,234 MW, in which Renewables has a net ownership interest of approximately 1,112 MW. Renewables' power generating capacity is among the largest of any publicly-traded renewable independent power producer ("IPP") in Canada, with more wind power generating capacity than any other Canadian publicly-traded IPP. Renewables' strategy is focused on the efficient operation of its portfolio of renewable power generation assets and expanding its asset base through the acquisition of additional renewable power generation facilities in operation or under construction.

For more information:

Investor inquiries:	Media inquiries:
Brent Ward	Stacey Hatcher
Director, Corporate Finance and Investor Relations	Senior Corporate Relations Advisor
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-216-2242
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540